UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1 – Exit Filing)*

XILIO THERAPEUTICS, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
98422T100
(CUSIP Number)
July 31, 20241
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 The Reporting Persons are making this filing voluntarily. This date reflects the date that the filing is being made rather than an event which requires the filing of this Statement.

(1)	Names of reporting persons Takeda Pharmaceutical Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 1,475,121(1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 1,475,121 (1)
(9)	Aggregate amount beneficially owned by each reporting person 1,475,121(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4% (2)
(12)	Type of reporting person (see instructions) CO

(1) Takeda Pharmaceutical Company Limited’s (“Takeda”) beneficial ownership of the issuer’s common stock (“Common Stock”) consists of 1,475,121 shares of Common Stock held by Takeda Ventures, Inc. (“TVI”). TVI is wholly owned directly by Takeda Pharmaceuticals U.S.A., Inc., which is owned directly by both Takeda (72.7%) and Takeda Pharmaceuticals International AG (27.30%). Takeda Pharmaceuticals International AG is a wholly owned direct subsidiary of Takeda.

(2) Based on 36,912,373 shares of Common Stock issued and outstanding as of May 10, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 14, 2024.
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(1)	Names of reporting persons Takeda Ventures, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 1,475,121 (1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 1,475,121 (1)
(9)	Aggregate amount beneficially owned by each reporting person 1,475,121 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4% (2)
(12)	Type of reporting person (see instructions) CO

(1) Takeda shares beneficial ownership of 1,475,121 shares of Common Stock held by TVI. TVI is directly owned by TPUSA, which is owned directly by both Takeda (72.7%) and Takeda Pharmaceuticals International AG (27.30%). Takeda Pharmaceuticals International AG is a wholly owned direct subsidiary of Takeda.

(2) Based on 36,912,373 shares of Common Stock issued and outstanding as of May 10, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 14, 2024.

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CUSIP No. 98422T100
Explanatory Note

This Amendment No. 1 (this “Amendment”) amends, in its entirety, the statement on Schedule 13G originally filed on January 14, 2022 by the Reporting Persons in relation to the common stock, par value $0.0001 per share (the “Common Stock”) of Xilio Therapeutics, Inc. (the “Issuer”). This Amendment is being filed to disclose that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for each Reporting Person.

Item 1(a)    Name of issuer:
Xilio Therapeutics, Inc. (the “Issuer”).

Item 1(b) Address of issuer’s principal executive offices
828 Winter Street, Suite 300, Waltham, MA 02451
Item 2(a)    Name of person filing:
Takeda Pharmaceutical Company Limited
Takeda Ventures, Inc.
Item 2(b)    Address of principal business office or, if none, residence:
Takeda Pharmaceutical Company Limited – 1-1, Nihonbashi-Honcho 2-Chome, Chuo-ku, Tokyo M0 103-8668, Japan
Takeda Ventures, Inc. – 500 Kendall Street, Cambridge, MA 02142, USA
Item 2(c)    Citizenship:
Takeda Pharmaceutical Company Limited is a corporation formed under the laws of Japan.
Takeda Ventures, Inc. is a corporation formed under the laws of the State of Delaware.
Item 2(d)    Title of class of securities:
Common Stock, par value $0.0001 per share
Item 2(e)    CUSIP No.:
98422T100
Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.    Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses in Row 9 on the attached cover pages.
(b) Percent of class: See the responses in Row 11 on the attached cover pages.
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(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See the responses in Row 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote: See the responses in Row 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of: See the responses in Row 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of: See the responses in Row 8 on the attached cover pages.
The percentages used herein and in this Item 4 are calculated based on 36,912,373 shares of Common Stock issued and outstanding as of May 10, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 14, 2024.
Item 5.    Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.
Item 6.    Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
See Exhibit 99.1.
Item 8.    Identification and Classification of Members of the Group.
Not applicable.
Item 9.    Notice of Dissolution of Group.
Not applicable.
Item 10.    Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 31, 2024

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By:	/s/ Yoshihiro Nakagawa
	Name:	Yoshihiro Nakagawa
	Title:	Global General Counsel

TAKEDA VENTURES, INC.

By:	/s/ Max Heuer
	Name:	Max Heuer
	Title:	Assistant Secretary

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INDEX TO EXHIBITS

Exhibit 99.1	Identification of the subsidiary which acquired the security being reported on by the parent holding company
Exhibit 99.2	Joint Filing Agreement